EXHIBIT 17.2

KEITH B. EDQUIST

9747 Nottingham Drive

Omaha, Nebraska  68114

E-mail: teamedquist@gmail.com

May 30, 2008

VIA E-mail and Overnight Delivery

Mr. Robert J. Weatherbie, Chairman and CEO

Team Financial, Inc.

8 West Peoria

Paola, KS  66071

bob.weatherbie@teamfinancialinc.com

Dear Mr. Weatherbie:

I have reviewed Team Financial, Inc.’s comments set forth in the Form 8-K filed May 27, 2008 with the Securities and Exchange Commission concerning my letter of resignation dated May 20, 2008.  Please consider this letter as my response to those comments, as allowed under the applicable SEC rules.

The only statement in my letter with which the Company’s Board of Directors takes issue in its comments is my assertion that I was relieved of my Board committee responsibilities when I objected to the Compensation Committee Chairman’s procedures.  I note that the Company does not disagree that I was relieved of all Board committee responsibilities, nor does the Company offer any reason for that action by you or the Board.  I can only relate what I experienced in this regard and I stand by my original description of the events.  I note further the Board’s silence on the other issues raised in my letter, such as the inappropriate increases in executive compensation in light of the Company’s now abysmal performance.

The disconnect between the Board’s stated principles of corporate governance and executive compensation, and its apparent lack of regard for acting in a manner that recognizes the interests of all shareholders could not be more apparent.

Yours very truly,

/s/ Keith B. Edquist

Keith B. Edquist